NO ACT

PE
9-30-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10013727

Received SEC
OCT 18 2010
Washington, DC 20549

October 18, 2010

Analisa Lozano and Pedro Lozano, Jr.

*** FISMA & OMB Memorandum M-07-16

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 10-18-10

Re: Patriot Scientific Corporation
Incoming letter dated September 30, 2010

Dear Mr. and Ms. Lozano:

This is in response to your letter dated September 30, 2010 concerning the shareholder proposal submitted to Patriot by Analisa Lozano. On September 29, 2010, we issued our response expressing our informal view that Patriot could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Gregory S. Belliston
Special Counsel

cc: Mark R. Ziebell
Snell & Wilmer LLP
Plaza Tower
600 Anton Boulevard
Suite 1400
Costa Mesa, CA 92626-7689

Pedro Lozano, Jr.

*** FISMA & OMB Memorandum M-07-16 *** Cell No.: *** FISMA & OMB Memorandum M-07-16 *** Residence: *** FISMA & OMB Memorandum M-07-16
*** FISMA & OMB Memorandum M-07-16 ***

September 30, 2010

VIA E-mail
shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: *Patriot Scientific Corporation – Pedro Lozano, Jr.*
Request to Exclude Pursuant to Rule 14a-8(i)(8)

Dear Ladies and Gentlemen,

Patriot Scientific Corporation (the ***"Company"***), a Delaware corporation, through their attorney, initially argued that Mr. Pedro Lozano, Jr., (***"Mr. Lozano"***) had nominated himself as a member to the Company's Board of Directors. The Company cited two no-action letters which dealt with a shareholder who nominated himself; Isis Pharmaceuticals, Inc., SEC No-Action Letter (May 31, 2006) and Exabyte Corporation, SEC No-Action Letter (January 23, 2002) and the nomination of more than one individual NetCurrents, Inc., SEC No-Action Letter (April 25, 2001). The Company also cited Plasma-Therm, Inc., SEC No-Action Letter (March 3, 1999). Since the Company's original argument was invalid, and admitted that Ms Analisa Lozano (**"Ms Lozano"**) had nominated Mr. Lozano, the Company is now saying that their initial argument doesn't matter, and that the Staff should permit the Company to exclude the Proposal from its proxy materials anyway, stating that the Staff should simply rely on Rule 14a-8(i)(8) regardless of their error in citations and the strength of their arguments.

The Company now cites Sonoma Valley Bancorp, SEC No-Action Letter (February 20, 2007) but we were not able to locate the cited No-Action letter in the SEC website and were unable to verify that this No-Action letter was relevant to this particular Proposal . Mr. Lozano would urge the Staff to allow the Proposal to be included in the Company's proxy materials since the Company admitted that their initial argument that Mr. Lozano nominated himself had no merits. In making this request, we are relying on factors that the

Staff has stated they consider in determining whether to concur in a company's view regarding exclusion of a proposal from the proxy statement:

"The company has the burden of demonstrating that it is entitled to exclude a proposal, and we will not consider any basis for exclusion that is not advanced by the company. We analyze the prior no-action letters that a company and a shareholder cite in support of their arguments and, where appropriate, any applicable case law. We also may conduct our own research to determine whether we have issued additional letters that support or do not support the company's and shareholder's positions. Unless a company has demonstrated that it is entitled to exclude a proposal, we will not concur in its view that it may exclude that proposal from its proxy materials."

Additionally, the Staff has stated that it does not base their determinations solely on the subject matter of the proposal:

"We consider the specific arguments asserted by the company and the shareholder, the way in which the proposal is drafted and how the arguments and our prior no-action responses apply to the specific proposal and company at issue. Based on these considerations, we may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter."

The Company announced their intention to hold the next annual meeting of stockholders (the **"Meeting"**) in October 2010 (DEF 14A, December 8, 2009). The Company announced that qualifying stockholders "who desires to have his or her proposal included on our proxy card and included in our proxy statement for the next annual meeting of stockholders ***must submit such proposals to us in writing no later than June 1, 2010.*** Proposals received by us after such date will be considered untimely." Ms Lozano timely submitted her nomination of Mr. Lozano on May 5, 2010. The Company, on July 8, 2010 notified Mr. Lozano that the Board of Directors decided not to nominate him. It took the Company two months to notify Mr. Lozano that the Board of Directors had rejected Ms Lozano's Proposal.

SEC Rule 14a-8(j) states ***"If a company intends to exclude a proposal from its proxy materials, it must submit its no-action request to the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission unless it demonstrates "good cause" for missing the deadline. In addition, a company must simultaneously provide the shareholder with a copy of its no-action request."***

The Company, in its letter to the Staff dated August 13, 2010 stated "Patriot's 2011(*sic*) Annual Meeting of Stockholders is tentatively scheduled for January 17, 2011. Patriot currently intends to file its definitive 2006 (*sic*) Proxy Statement with the Commission on or about November 17, 2010. Accordingly, this filing is timely made in accordance with the requirements of Rule 14a-8(j) of the Exchange Act." We believe that the Company circumvented the provision of SEC Rule 14a-8(j) by changing their annual meeting of stockholders from October 2010 to January 17, 2011. If the Company had not done so, this would have resulted in risking not filing its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by Rule 14a-8(j).

Lastly, in the Company's original letter to the Division of Corporation (*sic*) Finance dated August 13, 2010 the Company titles their letter ***Re: Rule 14a-8(j) – Exclusion of Stockholder Proposal.*** In our opinion, the Company is properly addressing what portion of Rule 14a-8 the Staff should consider in denying their request to exclude the Proposal. The Company cites Rule 14a-8(j) as the basis for the Proposal exclusion and fail to properly cite Rule 14a-8(i)(8) in their heading. The Company has not met their burden of proof demonstrating that it is entitled to exclude the Proposal, and the Staff should not concur in its view that it may exclude that Proposal from its proxy materials.

CONCLUSION

On the basis of the foregoing and on behalf of Ms Analisa Lozano and Mr. Pedro Lozano, Jr., we hereby request that the Staff deny the Company's view that the Proposal may be properly excluded from the Proxy Material for the 2010 Annual Meeting and recommend enforcement action to the Commission if the Company omits the Proposal.

If the Staff has any questions or comments regarding this filing, or if additional information is required in support of our position, please contact us at (210) 274-8083.

Very truly yours,

/s/ Analisa Lozano

/s/ Pedro Lozano, Jr.

cc: Mark Ziebell
mziebell@swlaw.com

Clifford Flowers
cflowers@ptsc.com